EXHIBIT 11

                         GUARDSMAN PRODUCTS, INC.
              STATEMENT RE:  COMPUTATION OF PER SHARE INCOME

                    (in thousands, except per share data)


                                       Three Months Ended   Six Months Ended
                                              June 30,          June 30,
                                            1995   1994      1995    1994
Weighted average shares outstanding        9,496   7,956     9,490    7,949

Increase in dilutive incremental
  shares issuable upon exercise
  of common stock as computed
  by maximum dilutive methods                113      24        93       53

Common shares assuming full dilution       9,609   7,980     9,583    8,002

Net income                                $2,377  $1,831    $4,049   $2,996

Fully diluted net income per share        $ 0.25  $ 0.23    $ 0.42   $ 0.38



NOTE: The income per share calculations noted above differ from the calculations used in determining income per share reported in the condensed consolidated financial statements, which were based on weighted average shares outstanding. These differences result from the inclusion of outstanding stock options and other shares using maximum dilutive methods in the above calculations, which were excluded from the calculation of income per share reported in the condensed consolidated financial statements because they were not materially dilutive (i.e., less than 3%).